VIA EDGAR

April 13, 2010

Ms. Jessica Barberich, Assistant Chief Accountant
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C.  20549

Re:          ASI Technology Corporation
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 22, 2009
File No. 0-06428

Dear Ms. Barberich:

We are in receipt of the Staff’s letter dated April 1, 2010, with respect to the above-referenced SEC filing. We are responding herein to the Staff’s comments as set forth below.

Management acknowledges that: ASI Technology Corporation (“ASI” or “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the SEC filing on Form 10-K referenced above. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

STAFF COMMENT

Note 3. Notes Receivable, page 33
1. We note your response to comments 1 and 3. In future filings please expand your disclosure in your fair value measurements footnote to include a description of the significant unobservable inputs used in the fair value of the assets measured at fair value on a nonrecurring basis (including the water rights and acquired land) and the information used to develop the inputs. Provide us with your proposed disclosure. See ASC 850-10-50-5 for reference.

COMPANY’S RESPONSE
In future filings we will expand our disclosure in the fair value measurements footnote to include a description of the significant unobservable inputs used in the fair value of the water right and acquired land assets measured at fair value on a nonrecurring basis and the information used to develop the inputs.

We assume staff reference was to ASC 820-10-50-5. The following is our proposed disclosure based on modifying Footnote 9 (Fair Value Measurements) to Form 10-Q at December 31, 2009 (added disclosure language underlined):

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Assets measured at fair value on a nonrecurring basis as of December 31, 2009 are included in the table below:

	Carrying Value (Fair Value)	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real Estate owned	$2,245,000			$2,245,000
Water rights	381,000			381,000

The Company measures the foregoing assets at estimated fair value on a nonrecurring basis from time to time only when deemed to be impaired in accordance with U.S. generally accepted accounting principles. Likewise the Company periodically evaluates the facts and assumptions used to determine the fair value of its facility exit liability (Note 6).

Real estate owned consists of three parcels of undeveloped land (Note 3) obtained through deeds in lieu of foreclosure in December 2009. Each parcel was recorded at management’s estimated fair value based on Level 3 unobservable inputs including current and prior appraisals, comparable local sales data, and where applicable adjustments to reflect the highest and best use of each parcel. Highest and best use adjustments reflect zoning changes or parcel subdivisions that are possible and probable, legally permissible and financially feasible at the measurement date computed using comparable sales data and consultation with appraisal and development professionals.

Water rights consist of rights to 127 acre-feet of water in Nye County, Nevada obtained in April 2009 from the exchange of impaired notes. Management estimated fair value based on Level 3 unobservable inputs including comparable historical sales transactions, extrapolations of water right values from property transactions and other published and unpublished data regarding water right values. Management concluded that the market for water rights in Nye County was no longer active and that there had been a significant decrease in the volume and level of activity. Under the guidance of ASC 820-10-35-51A-D, Determining Fair Value When The Volume And Level Of Activity For The Asset Or Liability Have Significantly Decreased management determined that significant adjustment to historical transactions and quoted prices was necessary to estimate fair value of the water rights. Management adjusted more recent historical transactions by approximately 50% to reflect staleness of comparable sales and as an adjustment for illiquidity.

Both real estate owned and water rights are evaluated for impairment at each reporting date based on a review of such aforementioned inputs.

STAFF COMMENT

2. We note your response to comment 4. You state that you are holding the rights as an investment with the intention to sell in the future. You also state that you have no current intention to put the rights to a beneficial use but that you are not precluded from doing so. However, the rights must be put to beneficial use by 2014 or you must obtain an extension from the State Engineer to continue to hold the rights. ASC 350-30-35-2 states that an intangible asset’s useful life to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. In light of this, please additionally tell us the following:

•	It appears the expected use of the asset (i.e. to sell and not put to beneficial use) may not support an indefinite life; please explain further.
•
You state that generally the State Engineer has allowed extensions to avoid water waste. Please tell us your basis for this statement; in circumstances where extensions have been granted, tell us the basis for the renewals. If the State Engineer’s intent is to avoid water waste, it appears that you may need to demonstrate intent to beneficially use the water rights in order to obtain an extension. Please advise. Also tell us if you believe that the State Engineer will continue to grant extensions indefinitely.

•	Please advise as to the costs involved in obtaining an extension from the State Engineer.
•	You state that you are not precluded from putting the water rights to beneficial use; tell us if there are any barriers (economic, financial, legal, etc.) for you to do this.

COMPANY’S RESPONSE

In accordance with ASC 350-30-35-3 the estimate of the useful life of an intangible asset (water rights in this case) shall be based on an analysis of the expected use (future sale), the expected life of related assets (none in this case - so not applicable), any legal, regulatory or contractual provisions or provisions that may be renewed without substantial cost that may limit useful life (see following paragraph), effects of obsolescence and other economic factors (none affecting the subject asset) and the level of maintenance expenditures (nothing significant to suggest a limit to useful life).

While, as discussed in our prior response, the water rights are regulated, we don’t believe the regulatory provisions specifically limit the useful life. ASC 350-30-35-4 states that if no legal or regulatory or economic factors limit the useful life, the useful life shall be considered to be indefinite. While the Company does not have experience in renewing or extending these water rights, under ASC 350-30-35-3(d) we are directed to consider the assumptions that market participants would use about renewal or extension of the rights. There has been a history in Nevada since 1905 that water rights are subject to appropriation for beneficial use. The subject rights have a priority date of 1951 and have been maintained in accordance with law and regulations since that date, for over 59 years. We expect to continue to maintain and manage the rights in accordance with Nevada water right laws and regulations.

With respect to bullet point #1, we point out that ASC 350-30-35-5 clearly and emphatically states that the “term indefinite does not mean infinite.” In fact, subject to change, we currently expect to sell the water rights to generate cash flow in the next three years but as discussed in the following paragraph, we do not believe that expectation should warrant amortization of the asset over that short period only to result in recognition of a larger gain or less loss upon disposition.

We believe the local real estate market will likely recover, and the primary demand for water will come from residential development allowing a sale within that three-year period. In fact, based on the economic reality of normal (limited) supply and (increasing) demand factors, it is only reasonable to expect that the asset will appreciate in value following such recovery. However, although the standard does not appear to expressly address the circumstance where an intangible asset is likely to be held for appreciation as an investment, and any cash inflows, revenues, gains or other benefits to be realized are not to be expected until the end of its holding period, we do not believe this intention warrants amortization or limits the useful life of the asset. Under ASC 350-30-35-3 the useful life should be based on an analysis of such intended use. Like land we don’t see the value or useful life being impacted by our intended plans to sell the asset rather than use the asset. And we don’t see a decline in value from use or nonuse. And it makes no sense to amortize its cost in view of the fact that the asset is not consumed during the holding period nor does its realizable value diminish merely by the passage of time, but rather there is a likelihood of realizing appreciation following its indefinite holding period. Unlike other intangibles we don’t see a relationship between our intended use and the useful life as long as the asset is not impaired and can be sold to produce future cash flow whether in a few months, or three years or longer to generate cash.

Regarding bullet point #2, based on advice and information from our water consultant and water rights attorney, the State Engineer has historically extended and renewed permits without requiring drawing water. Further from these consultations, other entities (market participants) have routinely extended and renewed rights on the basis of indicating a future plan to put the water to use. These renewals are typically on a year-to-year basis but based on counsel’s experience have extended for many years. We expect the State Engineer to continue to grant extensions beyond 2014 for a number of years as long as we are diligent.

Bullet point #3 – The costs involved in obtaining a renewal is administrative ($100 filing fee) and are estimated at less than $1,000 per year assuming professionals are employed.

With respect to bullet point #4, we are not aware of any economic, financial, legal or other barriers from putting the rights to beneficial use. Without purchasing property or creating other uses, the primary method of putting water to use is to partner with an end-user. We expect that this could be done without significant cost although it is not our preferred approach as it requires a more active management role.

Our current plan, assuming there is no sale or development joint venture by 2014 or after several extensions, is that we would “bank” the rights with a water utility. The annual cost is a little more, maybe $2,000-$3,000 per year, and you effectively limit potential future users to a smaller, but still viable market territory. Banking is a common action for rights such as ours and we believe it is a viable option given our advisor’s experience with local utilities. Our advisors are not aware of a water utility losing any rights through cancellation by the State Engineer, the term is indefinite. The State Engineer does and has cancelled water rights held by private parties but we believe that this is often due to poor management of the rights or neglect.

We see the water rights being analogous to a broadcast license (that expires in five years but that is renewable indefinitely at nominal cost) discussed in Examples 4 and 5 (ASC 350-30-55-11 to 16) [since our water rights have been maintained since 1951 and can be renewed at nominal cost, but like in Example 5, future conditions could change requiring a reevaluation of the useful life from indefinite to finite thus requiring amortization or an impairment adjustment (or both)] and the airline route authority discussed in Example 6 (ASC 350-30-55-17 to 19). Failure to manage the rights properly could result in a possible cancellation or forfeiture of the rights (impairment), and we evaluate impairment (ASC 350-30-35-18 to 20) of intangible assets each reporting period. It is also possible that future changes in regulations or other factors could result in a determination that the rights no longer have an indefinite life but a finite life and treatment under ASC 350-30-35-13. We employ experienced professionals to advise and assist us in managing our water rights and consider these and renewal costs as similar to normal, routine maintenance to retain asset value.

* * *
Please direct any questions regarding the foregoing information to the undersigned at 702-734-1888 or fax 702-737-6900. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Eric M. Polis

Eric M. Polis
Treasurer

ASI Technology Corporation

c:	William M. Nelson, CPA
Henry Lichtenberger, Esq.